Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Thursday July 03, 2025

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

New class - code to be confirmed	Unlisted options expiring 01 July 2030 ex $0.01	15,000,000	03/07/2025

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

3/7/2025

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code (“new class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code	+Security description
New class - code to be confirmed	Unlisted options expiring 01 July 2030 ex $0.01

+Security type	ISIN code
Options

Date the +securities the subject of this notification were issued

3/7/2025

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	Exercise price	Expiry date

AUD - Australian Dollar	AUD 0.01000000	1/7/2030

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://app.sharelinktechnologies.com/announcement/asx/786790b2c52e5b04b80c6d18bc2009d4

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

15,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ATH : ORDINARY FULLY PAID	9,127,370,686

ATHO : OPTION EXPIRING 31-AUG-2026	932,611,269

ATHOA : OPTION EXPIRING 26-FEB-2027	1,222,300,911

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	10,000,000

ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,500,000

ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000

ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.01	170,000,000

ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000

ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000

ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	20,166,667

ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	120,000,000

ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

New class - code to be confirmed : Unlisted options expiring 01 July 2030 ex $0.01	15,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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